                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-60651

PROSPECTUS

                              WINSTON HOTELS, INC.

                           DIVIDEND REINVESTMENT AND
                              STOCK PURCHASE PLAN
                             ---------------------

                                  COMMON STOCK
                             ---------------------

     Winston Hotels, Inc. (the "Company") hereby offers to the holders of shares of its Common Stock, par value $.01 per share (the "Common Stock") and other interested investors, the opportunity to participate in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan provides a simple and convenient method for shareholders and other interested investors to invest cash dividends and optional cash payments in shares of Common Stock of the Company. All holders of record of Common Stock and other interested investors are eligible to participate in the Plan (a "Participant").

     Participants may purchase additional shares of Common Stock by (i) having the cash dividends on all, or part, of their shares of Common Stock automatically reinvested, (ii) by receiving directly, as usual, their cash dividends, if, as and when declared, on shares of Common Stock registered in their names and investing in the Plan by making cash payments of not less than $100 per payment or more than $10,000 per month ("optional cash payments"),
(iii) by investing both their cash dividends and such optional cash payments, or
(iv) for Participants who are not shareholders of the Company, by making an initial optional cash investment of not less than $250 or more than $10,000. Shares may be purchased for the Plan either on the open market, at market prices, or directly from the Company, at a discount ranging between 0% to 5% of market prices in the Company's discretion.

     Effective June 20, 2000, Branch Banking & Trust Company ("BB&T") shall serve as the Company's Plan administrator and transfer agent.

     A shareholder may begin participating in the Plan by completing an Authorization Form and returning it to BB&T, as plan administrator. An interested investor that is not presently a shareholder of the Company, but desires to become a Participant by making an initial investment in Common Stock, may join the Plan by signing an Authorization Form and returning it, together with such initial investment to BB&T. Participants may terminate their participation at any time. Shareholders who do not wish to participate in the Plan need take no action and will continue to receive their cash dividends, if, as and when declared, as usual. The Company suggests that this Prospectus be retained for future reference.

     The Common Stock is listed on the New York Stock Exchange under the symbol "WHX." On June 14, 2000, the last reported sale price of the Common Stock on the New York Stock Exchange was $7.688 per share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

                 THE DATE OF THIS PROSPECTUS IS JUNE 14, 2000.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Common Stock of the Company is listed on the New York Stock Exchange, and such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such reports, proxy statements, and other information can also be obtained from the Internet at http:www.sec.gov.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

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

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 0-23732) are incorporated herein by reference:

          (a) Annual Report on Form 10-K for the year ended December 31, 1999;

          (b) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

          (c) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A (File No. 0-23732), dated August 1, 1997, as amended August 8, 1997, and including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Winston Hotels, Inc., 2626 Glenwood Avenue, Suite 200, Raleigh, North Carolina 27608, Attention: Investor Relations, telephone number (919) 510-8003.

          CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION

     This Prospectus and any accompanying prospectus supplement contains or incorporates by reference certain "forward looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these statements by use of words like "may," "will," "expect," "anticipate," "estimate," or "continue" or similar expressions. The cautionary statements incorporated by reference from Exhibit 99.1 of our Annual Report on Form 10-K for the year ended December 31, 1999 under the caption "Risk Factors", and other similar statements contained in this Prospectus and any accompanying prospectus supplement, identify important factors with respect to the forward looking statements, including risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements.

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

                                  THE COMPANY

     We are a self-advised and self-administered real estate investment trust, or REIT, which was organized on June 2, 1994. Through WINN Limited Partnership, we own, acquire and develop hotels with nationally recognized franchise affiliations. We control the partnership as its sole general partner, and hold approximately 92.9% of the outstanding units plus 100% of the outstanding preferred units of the partnership. As the sole general partner of the partnership, we have the full, complete and exclusive power under the partnership agreement to manage and control the business of the partnership.

     We specialize in the acquisition, development and rehabilitation of premium limited-service, high-end extended-stay and full-service hotels. Through the partnership and its subsidiary, we currently own 50 hotels having an aggregate of 6,843 rooms as of June 14, 2000. We seek to enhance shareholder value by:

     - participating in any increased room revenue from the hotels we currently own and any subsequently acquired or developed hotels through percentage leases (as described below);

     - acquiring additional hotels, or interests in hotels, that meet our investment criteria; and

     - selectively developing hotels as appropriate under market conditions.

     In order for us to qualify as a REIT, neither we nor our subsidiaries can operate hotels. Therefore, we lease all of our hotels pursuant to leases that provide for rent payments based, in part, on revenues from the hotels. These "percentage leases" are designed to allow us to participate in any growth in revenues at the hotels by providing that a portion of each hotel's room revenues in excess of specified amounts will be paid to us as percentage rent. We currently lease 48 of the total 50 hotels to CapStar Winston Company, L.L.C., one of the hotels to Bristol Hotels & Resorts, Inc. and one of the hotels to Prime Hospitality Corp. CapStar Winston operates 38 of the 48 hotels it leases from us. Interstate Management and Investment Corporation, or IMIC, operates nine hotels and Promus Hotels, Inc., operates one hotel, each under management agreements with CapStar Winston.

     Our executive offices are located at 2626 Glenwood Avenue, Suite 200, Raleigh, North Carolina 27608, and our telephone number is (919) 510-6010.

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

                            DESCRIPTION OF THE PLAN

     The provisions of the Company's Dividend Reinvestment and Stock Purchase Plan are set forth below in question and answer format. The Company's Board of Directors has reserved 1,500,000 shares of Common Stock for issuance under the Plan.

PURPOSE

1. WHAT IS THE PURPOSE OF THE PLAN?

     The purpose of the Plan is to provide holders of record of shares of Common Stock and other interested investors with a simple and convenient method of investing cash dividends or optional cash payments, or both, to purchase additional shares of Common Stock or to make an initial investment in Common Stock, as applicable, without payment of any brokerage commissions, fees or service charges. Shares of Common Stock purchased under the Plan will either be original issue shares or shares purchased in the open market by the Plan administrator, BB&T, (see Question 4). To the extent shares of Common Stock are purchased by BB&T in the open market, the Company will not receive any proceeds. To the extent the shares of Common Stock are original issue shares, the Company will receive additional funds for its working capital and general corporate purposes. See "Use of Proceeds".

ADVANTAGES

2. WHAT ARE THE OPTIONS AVAILABLE TO PARTICIPANTS?

     Shareholders may purchase additional shares of Common Stock by (i) having the cash dividends on all, or part, of their shares of Common Stock automatically reinvested, (ii) by receiving directly, as usual, their cash dividends, if, as and when declared, on shares of Common Stock and investing in the Plan by making cash payments of not less than $100 per payment or more than $10,000 per month, or (iii) by investing their cash dividends and making such optional cash payments. Interested investors that are not shareholders of the Company may make an initial cash investment in Common Stock of not less than $250 and not more than $10,000.

3. WHAT ARE THE ADVANTAGES OF THE PLAN?

     No brokerage commissions, fees or service charges are paid by Participants in connection with purchases under the Plan, provided, however that if shares are registered in the name of a nominee or broker, such nominee or broker may charge a commission or fee. Full investment of dividends is possible under the Plan because the Plan permits fractions of shares, as well as whole shares, to be purchased and credited to Participants' accounts. Regular statements of account provide simplified record keeping. Persons not presently shareholders of the Company may become Participants by making an initial cash investment of not less than $250 and not more than $10,000 to purchase shares of Common Stock. In addition, the free custodial services provided in connection with the Plan serve to protect against loss, theft or destruction of certificates.

ADMINISTRATION

4. WHO ADMINISTERS THE PLAN FOR PARTICIPANTS?

     BB&T has been designated by the Company as its agent to administer the Plan for Participants, maintain records, send regular statements of account to Participants and perform other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by BB&T as agent for Participants and

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registered in the name of BB&T or its nominee. BB&T also serves as Transfer
Agent for the Common Stock. Should BB&T resign, or be asked to resign, another agent will be asked to serve.

     All communications regarding the Plan should be sent to BB&T addressed as follows:

         REGULAR MAIL             OVERNIGHT OR HAND DELIVERY
         ------------             --------------------------
Branch Banking & Trust Company  Branch Banking & Trust Company
Corporate Trust Services        Corporate Trust Services
P.O. Box 2887                   223 West Nash Street
Wilson, NC 27894-2887           Wilson, NC 27893
1-800-213-4314                  1-800-213-4314

PARTICIPATION

5. WHO IS ELIGIBLE TO PARTICIPATE?

     All holders of record of shares of Common Stock are eligible to participate in the Plan. In order to be eligible to participate, beneficial owners of shares of Common Stock whose shares are registered in names other than their own (for example, shares registered in the name of a broker, bank nominee or trustee) must either arrange for the holder of record to join the Plan or have the shares they wish to enroll in the Plan transferred to their own names. In addition, an interested investor that is not a shareholder may participate in the Plan by making an initial cash investment in Common Stock of not less than $250 or more than $10,000.

6. HOW DOES SOMEONE BECOME A PARTICIPANT?

     An eligible shareholder may join the Plan by checking the box of his choice on an Authorization Form and returning it to BB&T. A postage-paid envelope is provided for this purpose. Company shareholders whose shares are registered in the name of a nominee or broker must have the nominee or broker sign the Authorization Form and return it to BB&T. Additional Authorization Forms may be obtained at any time by contacting BB&T. An interested investor that is not presently a shareholder of the Company, but desires to become a Participant by making an initial cash investment in Common Stock, may join the Plan by signing an Authorization Form and forwarding it, together with such initial investment, to BB&T.

     If a Participant establishes a joint account, the Participants jointly and severally agree that each of them will have authority on behalf of the joint account to make transaction requests of BB&T, including, but not limited to, transactions such as selling or withdrawing shares, changing account address or options, and to generally deal with BB&T on behalf of the joint account as fully and completely as if either Participant alone were interested in the account. Notwithstanding the foregoing, BB&T may, in its sole discretion, do any of the following if conflicting instructions are received from joint account participants:

          (a) Choose which instructions to follow and which to disregard;

          (b) Terminate the account pursuant to Question 21; and/or

          (c) Take other appropriate legal action.

7. WHEN MAY A SHAREHOLDER OR AN INTERESTED INVESTOR JOIN THE PLAN?

     A shareholder or other interested investor may join the Plan at any time and will remain a Participant until participation is terminated (see Question
21) or all shares held in the Participant's Plan account are sold.

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     If an Authorization Form specifying reinvestment of dividends is received by BB&T at least two business days before the record date of a dividend payment, reinvestment commences with that dividend payment. If the Authorization Form is received after that date, reinvestment of dividends through the Plan begins with the dividend payment following the next record date. Participation as to initial investments will commence when the Authorization Form and the funds to be invested have been received. Optional cash payments are invested as specified in Question 14.

     The Company has declared and paid dividends on Common Stock as follows during the past three years:

DECLARATION DATE           RECORD DATE            PAYMENT DATE
----------------           -----------            ------------
April 1, 1997           April 11, 1997          April 17, 1997
June 10, 1997           July 7, 1997            July 15, 1997
September 24, 1997      October 7, 1997         October 16, 1997
December 2, 1997        December 30, 1997       January 16, 1998
February 3, 1998        March 31, 1998          April 16, 1998
May 5, 1998             June 30, 1998           July 16, 1998
September 9, 1998       September 30, 1998      October 16, 1998
December 4, 1998        December 30, 1998       January 18, 1999
March 9, 1999           March 31, 1999          April 16, 1999
June 16, 1999           June 30, 1999           July 16, 1999
September 20, 1999      September 30, 1999      October 22, 1999
December 17, 1999       December 31, 1999       January 17, 2000
March 8, 2000           March 31, 2000          April 14, 2000

8. WHAT DOES THE AUTHORIZATION FORM PROVIDE?

     The Authorization Form provides for the purchase of additional shares of Common Stock through the following options:

          (a) If "Full Dividend Reinvestment" is selected, BB&T will elect to receive all cash dividends payable on shares held in the Participant's account and on any other shares of Company Common Stock registered in the Participant's name. In addition, BB&T will invest in Common Stock all of the cash dividends on all shares then or subsequently registered in the Participant's account, as well as any optional cash payments the Participant submits.

          (b) If "Partial Dividend Reinvestment" is selected, BB&T will elect to receive a portion of cash dividends payable on shares held in the Participant's account and on any other shares of Common Stock registered in the Participant's name. In addition, BB&T will invest in accordance with the Plan that portion of cash dividends on shares held in the Participant's account and any other shares of Common Stock registered in the Participant's name as is designated in the appropriate space on the Enrollment Card, as well as any optional cash payments the Participant submits.

          (c) If "Optional Cash Only" is selected, BB&T will not invest any portion of cash dividends due the Participant on shares held in the Participant's account or on shares held in the Participant's name. BB&T will, however, invest any optional cash payments the Participant submits.

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

9. HOW MAY PARTICIPANTS CHANGE INVESTMENT OPTIONS?

     A Participant may change his investment option at any time by signing a new Authorization Form and returning it to BB&T. A change in investment option will be effective on the dividend payment date if the Authorization Form is received by BB&T no later than the second business day preceding the related dividend record date. If the Authorization Form is received by BB&T after the second business day preceding the related dividend record date, the change will be effective on the dividend payment date for the following quarter.

COSTS

10. ARE THERE ANY EXPENSES OF PARTICIPATION IN CONNECTION WITH PURCHASES UNDER THE PLAN?

     There will be no brokerage commissions or service charges to Participants for purchases under the Plan, regardless of whether such purchases are direct from the Company or open market purchases. Furthermore, all costs of administration of the Plan are to be paid by the Company. See Question 21, "How does a Participant terminate participation in the Plan?" and Question 22, "May a portion of a Participant's Plan shares be sold?" for a discussion of payment by Participants of brokerage costs associated with such termination of participation and sale of shares under the Plan.

     A $25 fee will be charged to Participants for each deposit returned for unpaid funds or rejected automatic debit of bank account. Also, a $10 fee will be charged to Participants for each duplicate statement beyond the most recent prior year requested by such Participants. See Question 15, "What kind of reports will be sent to Participants?"

     If a Participant's shares are registered in the name of a nominee or broker, such nominee or broker may charge a commission or fee for both shares purchased in the open market and original issue shares.

PURCHASES

11. HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED FOR EACH PARTICIPANT?

     The number of shares to be purchased for a Participant's account under the Plan will depend on the amount of a Participant's dividends being reinvested, the amount of any optional cash payments and the price of the shares of Common Stock. Each Participant's account will be credited with that number of shares, including fractions, equal to the total amount to be reinvested or invested through optional cash payments, divided by the purchase price per share.

12. WHAT WILL BE THE PRICE OF SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

     The Plan provides the Participant with a convenient and attractive method of investing cash dividends in, and/or making optional monthly cash purchases of, additional shares of the Company's Common Stock. Shares issued by the Company for sale under the Plan may be sold at prices reflecting a discount between 0% and 5% (the "Discount") from market prices of Common Stock on the NYSE. The Discount may change (but will not vary from the range of 0% to 5%) from time to time or may be discontinued at the Company's discretion after a review of current market conditions, the level of participation in the Plan and the Company's current and projected capital needs. The Discount shall not apply to shares purchased by BB&T on the open market.

     Since purchase prices for the Common Stock are established on the applicable investment date, a Participant loses any advantages otherwise available from being able to select the timing of investments.
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

Participants should recognize that neither the Company nor BB&T can assure a profit or protect against a loss on shares of Common Stock purchased under the Plan.

13. WHAT IS THE SOURCE OF SHARES PURCHASED UNDER THE PLAN?

     The Plan provides BB&T the flexibility of using dividends and optional cash payments as well as initial purchase payments to purchase shares of Common Stock from the Company out of the Company's authorized but unissued shares of Common Stock or on the open market.

14. HOW ARE OPTIONAL CASH PAYMENTS MADE?

     Optional cash payments from existing shareholders may be made at any time and in varying amounts of not less than $100 per payment or more than $10,000 per month. A shareholder may make an optional cash payment when enrolling in the Plan by enclosing a check (made payable to Branch Banking & Trust Company) with the Authorization Form. Thereafter, optional cash payments may be made through the use of the optional cash payment form on the top of each statement, which will be sent to Participants by BB&T or through automatic debit of a Participant's authorized bank account.

     Other interested investors that are not shareholders of the Company, but have submitted Authorization Forms, are also eligible to make an initial investment of not less than $250 or more than $10,000 in Common Stock through an optional cash payment.

     Optional cash payments will be invested weekly, generally on Wednesday, or if the Common Stock is not traded on such day, the next trading day. However, only payments received no later than the second business day preceding the related weekly investment date will be invested on the related investment date. Optional cash payments received after the second business day preceding the related weekly investment date will be invested on the following weekly investment date. NO INTEREST WILL BE PAID ON OPTIONAL CASH PAYMENTS. The same amount of money need not be sent for each investment, and there is no obligation to make an optional cash payment.

     Optional cash payments must be in United States dollars. DO NOT SEND CASH. In the event that any deposit is returned unpaid for any reason, BB&T will consider the request for investment of such money null and void and shall immediately remove from the Participant's account shares, if any, purchased upon the prior credit of such money. BB&T shall thereupon be entitled to sell these shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, BB&T shall be entitled to sell such additional shares from the Participant's account to satisfy the uncollected balance. A $25.00 fee will be charged for any deposit returned unpaid. Checks should be made payable to BRANCH BANKING & TRUST COMPANY and should be made out in U.S. funds drawn on a U.S. bank.

REPORTS TO PARTICIPANTS

15. WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

     Shareholders who participate in the Plan through the reinvestment of dividends will be sent a quarterly statement of their accounts and persons who participate through the investment of optional cash payments will be sent a transactional statement for any months within which an optional cash payment is invested. These statements of account will show any cash dividends and optional cash payments received, the number of shares purchased, the purchase price for the shares, the number of shares held for the Participant by BB&T, the number of enrolled shares registered in the name of the Participant, and an accumulation of the transactions

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

for the calendar year to date. Quarterly statements will be mailed as soon as practicable after each dividend payment date, and transactional statements will be mailed as soon as practicable after the transaction has been completed. These statements are a Participant's continuing record of the cost of his purchases and should be retained for income tax purposes.

     In addition, each Participant will receive the most recent Prospectus constituting the Plan and copies of the same communications sent to every other holder of shares of Common Stock, including the Company's Annual Report, Notice of Annual Meeting and Proxy Statement and income tax information for reporting distributions (including dividends) paid by the Company.

16. MAY PARTICIPANTS HAVE ADDITIONAL INVESTMENTS AUTOMATICALLY DEDUCTED FROM A BANK ACCOUNT?

     Yes. Participants may authorize monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association. To authorize monthly automatic deductions, Participants should contact BB&T for an automatic debit authorization form. Funds will be debited from the Participant's applicable bank account on the 28th or the next business day to be invested on the first Wednesday of the next month. Also, you can cancel any purchase scheduled to be made by automatic deduction, provided the request is received by BB&T at least seven business days prior to the date of the scheduled deduction.

DIVIDENDS

17. HOW ARE DIVIDENDS CREDITED TO PARTICIPANTS' ACCOUNTS UNDER THE PLAN?

     On shares of Common Stock for which a Participant has directed that dividends be reinvested, cash dividends will automatically be credited to a Participant's account and reinvested in additional shares of Common Stock. Cash dividends also will be automatically reinvested on all shares which have been purchased under the Plan and credited to a Participant's account; provided, however, that no dividends will be earned on such shares purchased under the Plan until the dividend payment for the first dividend record date which follows the date of purchase of such shares. On shares of Common Stock for which a Participant has not directed that dividends be reinvested and on shares owned by shareholders who are not participating in the Plan, cash dividends, as declared, will be received by them by check as usual.

     Any shares resulting from a stock split or stock dividend paid on shares held in custody for the Participant by BB&T will be credited to the Participant's account. Participants may request a certificate at any time for any or all of their shares.

18. WILL PARTICIPANTS BE CREDITED WITH DIVIDENDS ON FRACTIONS OF SHARES?

     Yes and dividends will be paid on the fractional shares.

19. WILL CERTIFICATES BE ISSUED FOR SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

     Unless requested by a Participant, certificates for shares of Common Stock purchased under the Plan will not be issued. Shares will be held in the name of BB&T or its nominees. The number of shares credited to a Participant's account under the Plan will be shown on such Participant's statement of account. This service protects against loss, theft or destruction of stock certificates.

     Certificates for any number of whole shares credited to an account under the Plan will be issued upon the request of a Participant. The remaining whole shares and fractions of shares, if any, will continue to be

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

credited to the Participant's account. A request for issuance of Plan shares, including issuance of all of the shares in a Participant's account, will not constitute a termination of participation in the Plan by the Participant. Termination may be effected only through the delivery to BB&T of a notice of termination as outlined in Question 21, "How does a Participant terminate participation in the Plan?"

     Shares held by BB&T for the account of a Participant may not be pledged. A Participant who wishes to pledge such shares must request that a certificate for such shares be issued in his or her name.

     Certificates for fractions of shares will not be issued under any circumstances.

20. IN WHOSE NAME WILL CERTIFICATES BE ISSUED?

     A Participant's account under the Plan will be maintained in the name in which his shares of Common Stock were registered at the time the Participant enrolled in the Plan. Consequently, if and when certificates for shares held under the Plan are issued, such certificates will be issued only in that name. Certificates will be issued for whole shares only.

TERMINATION OF PARTICIPATION

21. HOW DOES A PARTICIPANT TERMINATE PARTICIPATION IN THE PLAN?

     A Participant may terminate participation in the Plan at any time by contacting BB&T. At any time, BB&T can, for any reason, in its sole discretion, require written confirmation of such a transaction request. A Participant's notice of termination takes effect when such written notice is received by BB&T; provided, however, if the notice of termination is received less than three business days prior to the record date for a dividend payment date, the dividend will be reinvested for that Participant's account. BB&T may terminate a Participant's account by mailing a written notice of termination to the Participant 30 days prior to such termination. The account then will be terminated and all subsequent dividends will be paid to the Participant. When a Participant terminates participation in the Plan, or upon termination of such participation by BB&T, certificates for whole shares credited to a Participant's account under the Plan will be issued to him and a cash payment will be made for any fractional share. However, in the Participant's notice of termination of participation in the Plan, the Participant may, if he desires, direct that all of the shares credited to his account in the Plan, whether whole or fractional, be sold. Such sales will be made at market. Any brokerage fees, transfer taxes and other transaction expenses in connection with effecting such sales will be paid by the withdrawing Participant. See Question 10, "Are there any expenses of participation in connection with purchases under the Plan?" The proceeds of the sale, net of such expenses, will be sent to the Participant.

     Former Participants may become Participants in the Plan again at any time by signing a new Authorization Form and returning it to BB&T.

SALES OF PLAN SHARES

22. MAY A PORTION OF A PARTICIPANT'S PLAN SHARES BE SOLD?

     A Participant may sell all or part of shares of Common Stock held in the Plan in either of two ways. First, the Participant may request certificates for full shares and arrange for the sale of these shares through a securities broker of the Participant's choice. Alternatively, within three business days after receipt of instructions, BB&T will sell any portion or all of the shares held by BB&T for the Participant. Such shares will be sold through independent securities brokers selected by BB&T in its sole discretion. At any time, BB&T can, for any reason, in its sole discretion, require written confirmation of such a transaction request. The

Participant will be charged a commission and other transaction expenses, which amounts will be deducted from the cash proceeds paid to the Participant. Shares being sold for the Participant may be aggregated with those of other Plan Participants who have requested sales. In that case, the Participant will receive proceeds based on the average sales price of all shares sold, less a pro rata share of brokerage commissions, transfer and other taxes and other transaction expenses. A check representing the proceeds of the sale of shares will be forwarded to the Participant as soon as practicable after settlement of the sale.

TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN

23. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN?

     Under the current provisions of the Internal Revenue Code of 1986, as amended (the "Code") the purchase of shares of Common Stock under the Plan will generally result in the following federal income tax consequences:

          (a) A dividend on shares of Common Stock will be treated for federal income tax purposes as a dividend received by the Participant notwithstanding that it is used to purchase additional Common Stock pursuant to the Plan. The full amount of cash dividends reinvested under the Plan plus any applicable discount represents dividend income to Participants. In addition, the amount of any brokerage commissions, mark-ups, and other fees or expenses incurred by the Company on behalf of a Participant in connection with such purchases on the open market will also constitute a dividend to such Participant for federal income tax purposes.

          (b) Dividends paid to corporate shareholders, including amounts, taxable as dividends to corporate Participants under (a) above, will not be eligible for the corporate dividends-received deduction under the Code.

          (c) A Participant's tax basis in additional shares of Common Stock acquired under the Plan will be equal to the amount treated as a dividend for federal income tax purposes. The Participant's holding period for such shares of Common Stock will commence on the day after the investment date.

          (d) A Participant will not realize any taxable income upon the receipt of a certificate for full shares credited to the Participant's account. A Participant will recognize gain or loss when a fractional share interest is liquidated or when the Participant sells or exchanges shares received from the Plan. Such gain or loss will equal the difference between the amount which the Participant receives for such fractional share interest or such shares and the tax basis therefor.

     If you participate in the Plan, either (i) through both the dividend reinvestment option and the optional cash purchase option, or (ii) solely through the dividend reinvestment option, the amount of the Discount on any shares of Common Stock you purchase through the Plan will be reported to the IRS as taxable income. Consequently, your initial tax basis for those shares of Common Stock will be the full purchase price before the Discount. This information is reported to the IRS on your annual Form 1099.

     In the case of Participants whose dividends are subject to withholding of federal income tax, dividends will be reinvested less the amount of tax required to be withheld.

     The above is intended only as a general discussion of the current federal income tax consequences of participation in the Plan. Participants should consult their own tax advisers regarding the federal and state income tax consequences (including the effects of any changes in the law) of their individual participation in the Plan.

OTHER INFORMATION

24. WHAT HAPPENS IF THE COMPANY ISSUES A STOCK DIVIDEND OR DECLARES A STOCK
SPLIT?

     Any stock dividends or stock splits distributed by the Company on the shares purchased for and credited to the account of a Participant under the Plan will be added to the Participant's account. Stock dividends or stock splits distributed on shares owned and held outside the Plan by a Participant (including shares for which a Participant has directed that cash dividends be reinvested) will be mailed directly to such Participant in the same manner as to shareholders who are not participating in the Plan.

     In the event the Company makes available to shareholders rights to purchase additional shares of Common Stock or other securities, such rights will be made available to Participants based on the number of shares (including fractional share interests to the extent practicable) held in their Plan accounts on the record date established for determining shareholders who are entitled to such rights.

25. HOW WILL A PARTICIPANT'S SHARES BE VOTED AT MEETINGS OF SHAREHOLDERS?

     BB&T will forward, as soon as practicable, any proxy solicitation materials to the Participant. BB&T will vote any full and/or fractional shares of Common Stock that it holds for the Participant's account in accordance with the Participant's directions. If a Participant does not return a signed proxy to BB&T, BB&T will not vote such shares.

26. WHAT IS THE RESPONSIBILITY OF THE COMPANY AND THE PLAN ADMINISTRATOR UNDER THE PLAN?

     Neither the Company nor BB&T will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of failure to terminate a Participant's account upon such Participant's death or adjudicated incompetency prior to the receipt of notice in writing of such death or adjudicated incompetency, the prices at which shares are purchased for the Participant's account, the times when purchases are made or fluctuations in the market value of the Common Stock. Neither the Company nor BB&T has any duties, responsibilities or liabilities except those expressly set forth in the Plan.

     THE PARTICIPANT SHOULD RECOGNIZE THAT THE COMPANY CANNOT ASSURE A PROFIT OR PROTECT AGAINST A LOSS ON THE SHARES PURCHASED BY A PARTICIPANT UNDER THE PLAN.

27. MAY THE PLAN BE CHANGED OR DISCONTINUED?

     While the Plan is intended to continue indefinitely, the Company reserves the right to suspend or terminate the Plan at any time. The Company also reserves the right to make modifications to the Plan. Notice of such suspension, termination or modification will be sent to all Participants.

     The Company intends to use its best efforts to maintain the effectiveness of the Registration Statement filed with the Commission covering the offer and sale of Common Stock under the Plan. However, the Company has no obligation to offer, issue or sell Common Stock to Participants under the Plan if, at the time of the offer, issuance or sale, such Registration Statement is for any reason not effective. Also, the Company may elect not to offer or sell Common Stock under the Plan to participants residing in any jurisdiction or foreign country where, in the judgment of the Company, the burden or expense of compliance with applicable blue sky or securities laws makes such offer or sale there impracticable or inadvisable. In any of these circumstances, dividends, if, as and when declared, will be paid in the usual manner to the shareholders and any optional cash payments received from such shareholder will be returned to him.

28. CAN CHECKS BE WRITTEN AGAINST THE PARTICIPANT'S ACCOUNT?

     No. A Participant may not draw checks or drafts against a Plan account.

                                USE OF PROCEEDS

     The net proceeds from the sale of original issue shares of Common Stock issued under the Plan will be used to increase working capital and for other general purposes. The Company has no basis for estimating either the number of shares of Common Stock that ultimately will be sold pursuant to the Plan or prices at which such shares will be sold.

     The Company will not receive any funds under the Plan from the purchase of shares of Common Stock in the open market by BB&T.

                                    EXPERTS

     The consolidated balance sheets of Winston Hotels as of December 31, 1999 and 1998 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997 and the financial statement schedule as of December 31, 1999 and the Winston Hospitality, Inc. statement of income, shareholders' equity and cash flows for the ten months ended October 31, 1997 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The balance sheets of CapStar Winston Company, L.L.C. as of December 31, 1999 and 1998 and the related statements of operations, members' capital and cash flows for the years ended December 31, 1999 and 1998 and the period from October 15, 1997 (date of inception) through December 31, 1997 incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of KPMG LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered pursuant to this Prospectus has been passed upon for the Company by King & Spalding, Atlanta, Georgia. King & Spalding has relied on the opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. with respect to all matters involving North Carolina law.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    3
Cautionary Statement Concerning
  Forward Looking Information.........    3
The Company...........................    4
Description of the Plan...............    5
Use of Proceeds.......................   14
Experts...............................   14
Legal Matters.........................   14

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                              WINSTON HOTELS, INC.
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                 JUNE 14, 2000
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